Exhibit 13
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                    Opinion of Counsel Re Issuance of Shares


December 12, 2003




Board of Directors
Microsourceonline, Inc
2810 Matheson Boulevard, East, Suite 200
Mississauga, Ontario, Canada L4W 4X7

Re:   Issuance of Shares

Gentlemen:

     Our firm has acted as counsel to Microsourceonline, Inc., a Delaware corporation ("Company"), in connection with offering of up to 1,666,666 shares of its common stock ("Shares") pursuant to registration on Form SB-1 originally dated November 11, 2003 and subsequently amended by the SB-1A of even date (the "Statement"). You have requested our opinion as set forth below, to be effective upon closing of the offering described in the Statement.

     In rendering such opinion, we have examined such documents and have made such examination of law as we have deemed relevant and copies of the following documents which we assume comport to the originals thereof.

     1.   Articles of Incorporation of the Company and all amendments thereto.
     2.   Bylaws of the Company and all amendments thereto.
     3. Previous forms of Underwriting Agreements with each of Equitrade Securities Corporation and Sierra Brokerage Services, Inc.
     4.   The Statement and all exhibits thereto.

     Based upon the above, it is our opinion that, provided that the Shares are sold in accordance with the Statement, and the terms of each of the Underwriting Agreements and related Fund Escrow agreement, upon their issuance, as a matter of Delaware law the Shares will be the fully paid validly and legally issued and non-assessable common stock of the Company.

     This opinion may be filed in connection with the Statement.


                                                Very truly yours,



                                                /s/ Glenn P.  Hannemann

                                                Glenn P.  Hannemann

GPH/dhh